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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 MAIN STREET
(No. and Street)

ARKADELPHIA	AR	71923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TED HUNEYCUTT — 870-246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. SCHICHTL, II, P.A.
(Name – *if individual, state last, first, middle name*)

817 PARKWAY	CONWAY	ARKANSAS	72034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TED HUNEYCUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK INVESTMENTS, INC., as of SEPTEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHRISTINA BURAS
MY COMMISSION EXPIRES
November 18, 2015
NOTARY PUBLIC, STATE OF ARKANSAS
DALLAS COUNTY

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ STATEMENT OF CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 09/30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052280 FINRA SEP
BENCHMARK INVESTMENTS, INC.
509 MAIN ST
ARKADELPHIA, AR 71923-6035

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TED HUNEYCUTT 870-246-5756

2. A. General Assessment (item 2e from page 2) $ 401

B. Less payment made with SIPC-6 filed (exclude interest) (189)
11/24/2010
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 212

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 212

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 212

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BENCHMARK INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of November, 2010.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01, 20 09
and ending 09/30, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 283,685

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. 66,328

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 57,004

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 123,332

2d. SIPC Net Operating Revenues $ 160,353

2e. General Assessment @ .0025 $ 401
(to page 1, line 2.A.)

CONTENTS

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDER
BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION OF BENCHMARK INVESTMENTS, INC.(THE COMPANY) AS OF SEPTEMBER 30, 2010, AND THE RELATED STATEMENTS OF INCOME, CHANGES IN STOCKHOLDER'S EQUITY, AND CASH FLOWS FOR THE YEAR THEN ENDED THAT YOU ARE FILING PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF BENCHMARK INVESTMENTS, INC. AS OF SEPTEMBER 30, 2010, AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEAR THEN ENDED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

OUR AUDIT WAS CONDUCTED FOR THE PURPOSE OF FORMING AN OPINION ON THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE INFORMATION CONTAINED IN SCHEDULES I AND II IS PRESENTED FOR PURPOSES OF ADDITIONAL ANALYSIS AND IS NOT A REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS, BUT IS SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934. SUCH INFORMATION HAS BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDIT OF THE BASIC FINANCIAL STATEMENTS AND, IN OUR OPINION, IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE.

Robert G. Schichtl II, PA

CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
NOVEMBER 18, 2010

BENCHMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

ASSETS	
CASH	$ 5,459
RECEIVABLES - BROKER	10,936
CASH - CLEARING DEPOSITS	68,111
FURNITURE AND FIXTURES, AT COST	
LESS ACCUMULATED DEPRECIATION OF $13,910	-
OTHER CURRENT ASSETS	300
TOTAL ASSETS	$ 84,806

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
ACCOUNTS PAYABLE	$ 606
COMMISSIONS PAYABLE	9,141
CREDIT CARDS PAYABLE	1,247
TOTAL LIABILITIES	10,994
STOCKHOLDER'S EQUITY	
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING	1,000
ADDITIONAL PAID - IN CAPITAL	165,244
RETAINED EARNINGS (DEFICIT)	(92,432)
TOTAL STOCKHOLDER'S EQUITY	73,812
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 84,806

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2010

REVENUES	
COMMISSION INCOME	$ 217,307
COMMODITY BROKERAGE FEES	66,328
INTEREST INCOME	50
OTHER INCOME	2,095
TOTAL REVENUES	285,780
EXPENSES	
ADVERTISING	4,027
BANK AND FINANCE CHARGES	1,133
BROKER ERROR EXPENSE	4,000
CLEARING EXPENSES	57,004
COMMISSIONS	131,086
CONSULTING FEES	6,450
DUES AND SUBSCRIPTIONS	1,649
INSURANCE	3,420
MANAGEMENT FEES	23,300
MISCELLANEOUS EXPENSES	2,722
OFFICE EXPENSE	5,582
PROFESSIONAL FEES	8,060
QUOTE FEES	10,144
REGULATORY FEES	10,551
REPAIRS	1,496
TAXES & LICENSES	2,740
TRAVEL	18,903
UTILITIES	12,091
OPERATING EXPENSES	304,358
NET INCOME (LOSS)	$ (18,578)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)
BALANCE - SEPTEMBER 30, 2009	1,000	165,244	(73,854)
NET INCOME (LOSS)	-	-	(18,578)
BALANCE - SEPTEMBER 30, 2010	$ 1,000	$ 165,244	$ (92,432)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME (LOSS)	$ (18,578)
CHANGES IN ASSETS AND LIABILITIES	
CHANGE IN ACCOUNTS RECEIVABLE	18,561
CHANGE IN OTHER ASSETS	300
CHANGE IN ACCOUNTS PAYABLE	44
CHANGE IN OTHER LIABILITIES	(1,994)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(1,667)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,667)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	75,237
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 73,570
CASH	$ 5,459
CASH - CLEARING DEPOSITS	68,111
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 73,570

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - BENCHMARK INVESTMENTS, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY INTRODUCES ITS CUSTOMERS' BUSINESS ON A FULLY DISCLOSED BASIS TO CLEARING BROKERS WHO CLEAR AND CARRY THE COMPANY'S CUSTOMER ACCOUNTS.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSE OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS OF FIVE YEARS.

e. INCOME TAXES - INCOME TAXES ARE PROVIDED FOR THE TAX EFFECTS OF TRANSACTIONS REPORTED IN THE FINANCIAL STATEMENTS AND CONSIST OF TAXES CURRENTLY DUE PLUS DEFERRED TAXES RELATED PRIMARILY TO NET OPERATING LOSSES THAT MAY BE USED TO OFFSET FUTURE TAXABLE INCOME. VALUATION ALLOWANCES ARE ESTABLISHED WHEN NECESSARY TO REDUCE DEFERRED TAX ASSETS TO THE AMOUNT EXPECTED TO BE REALIZED. INTEREST AND PENALTIES ASSOCIATED WITH TAX POSITIONS ARE RECOGNIZED IN THE STATEMENT OF INCOME IF MATERIAL. TAX YEARS 2006 THROUGH 2009 REMAIN OPEN FOR EXAMINATION.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS $68,111 IN CLEARING/SECURITY DEPOSITS WITH ITS CLEARING BROKERS WHICH ARE FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNTS.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

2. ACCOUNTS RECEIVABLE

AT SEPTEMBER 30, 2010, APPROXIMATELY $1,770 OF RECEIVABLES - BROKER WAS USED TO SECURE BROKER DEBITS.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

3. INCOME TAXES

FOR THE YEAR ENDED SEPTEMBER 30, 2010, INCOME TAX EXPENSE CONSISTED OF THE FOLLOWING:

CURRENT TAXES	$ -
DEFERRED TAXES (BENEFIT)	(4,527)
CHANGE IN VALUATION ALLOWANCE	4,527
	$ -

THE COMPANY'S DEFERRED TAX ASSET AND VALUATION ALLOWANCE AT SEPTEMBER 30, 2010 WERE AS FOLLOWS:

DEFERRED TAX ASSET - NONCURRENT	$ 19,261
LESS VALUATION ALLOWANCE	(19,261)
	$ -

THE DEFERRED TAX ASSET WAS RECORDED BASED UPON NET OPERATING LOSS CARRY FORWARDS FOR FEDERAL AND STATE OF $80,905 AND $50,792, RESPECTIVELY. REALIZATION OF THE FUTURE TAX BENEFITS RELATED TO THE DEFERRED TAX ASSET IS DEPENDANT UPON MANY FACTORS, INCLUDING THE COMPANY'S ABILITY TO GENERATE FUTURE TAXABLE INCOME. DUE TO THE UNCERTAINTY OF FUTURE EARNINGS, MANAGEMENT IS UNABLE TO PREDICT WHETHER THE DEFERRED TAX ASSET WILL BE REALIZED AND, ACCORDINGLY, HAS RECORDED A FULL VALUATION ALLOWANCE AGAINST THIS ASSET. THE COMPANY'S FEDERAL NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2021 TO 2029, AND ITS STATE NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2012 TO 2014.

ASC TOPIC 740-10, *ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES*, PRESCRIBES A RECOGNITION THRESHOLD AND MEASUREMENT ATTRIBUTE FOR FINANCIAL STATEMENT RECOGNITION AND MEASUREMENT OF A TAX POSITION TAKEN OR EXPECTED TO BE TAKEN IN A TAX RETURN. FOR THOSE BENEFITS TO BE RECOGNIZED, A TAX POSITION MUST BE MORE-LIKELY-THAN-NOT TO BE SUSTAINED UPON EXAMINATION BY TAXING AUTHORITIES. FOR THE YEAR ENDED SEPTEMBER 30, 2010, THE COMPANY HAS NO MATERIAL UNCERTAIN TAX POSITIONS TO BE ACCOUNTED FOR IN THE FINANCIAL STATEMENTS. THE COMPANY RECOGNIZES INTEREST AND PENALTIES, IF ANY, RELATED TO UNRECOGNIZED TAX BENEFITS IN INTEREST EXPENSE.

4. RELATED PARTY TRANSACTIONS

THE OFFICE FROM WHICH THE COMPANY CONDUCTS IS OPERATIONS IS OWNED BY RELATIVES OF THE SHAREHOLDER AND IS SHARED WITH OTHER COMPANIES OWNED BY THE SHAREHOLDER. THE COMPANY AND OTHER ENTITIES RENT THE OFFICE SPACE ON AN ANNUAL BASIS. DURING THE YEAR ENDED SEPTEMBER 30, 2010, THE COMPANY PAID ALL UTILITIES AND REPAIRS AND MAINTENANCE EXPENSES FOR THE BUILDING IN THE AMOUNTS OF $12,091 AND $1,496, RESPECTIVELY.

DURING THE YEAR ENDED SEPTEMBER 30, 2010, THE COMPANY PAID $23,300 TO AN ENTITY OWNED BY THE SHAREHOLDER FOR MANAGEMENT AND CONSULTING SERVICES.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

5. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT SEPTEMBER 30, 2010 WAS $64,114 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .17 TO 1.

6. CONCENTRATIONS OF CREDIT RISK

PURSUANT TO A CLEARING AGREEMENT, THE COMPANY INTRODUCES ALL OF ITS SECURITIES TRANSACTIONS TO ITS CLEARING BROKERS ON A FULLY DISCLOSED BASIS. THEREFORE, ALL OF THE CUSTOMERS' MONEY BALANCES AND LONG AND SHORT SECURITY POSITIONS ARE CARRIED ON THE BOOKS OF THE CLEARING BROKERS. UNDER CERTAIN CONDITIONS, AS DEFINED IN THE CLEARING AGREEMENT, THE COMPANY HAS AGREED TO INDEMNIFY THE CLEARING BROKERS FOR LOSSES, IF ANY, WHICH THE CLEARING BROKERS MAY SUSTAIN FROM CARRYING SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY. IN ACCORDANCE WITH INDUSTRY PRACTICE AND REGULATORY REQUIREMENTS, THE COMPANY AND THE CLEARING BROKERS MONITOR COLLATERAL ON THE SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY. THE COMPANY PAID $4,000 TO A CLEARING BROKER TO INDEMNIFY IT FOR LOSSES FOR THE YEAR ENDED SEPTEMBER 30, 2010.

7. SUBSEQUENT EVENT

MANAGEMENT HAS EVALUATED EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS SEPTEMBER 30, 2010 STATEMENT OF FINANCIAL CONDITION DATE AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH NOVEMBER 18, 2010, WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.

BENCHMARK INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2010

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION		$ 73,812
TOTAL CAPITAL		73,812
DEDUCT NON-ALLOWABLE ASSETS *		9,698
NET CAPITAL		64,114
* NON-ALLOWABLE ASSETS:		
OTHER ASSETS	$ 300	
COMMODITIES DEPOSIT	7,715	
COMMODITIES RECEIVABLES	844	
OTHER RECEIVABLES	839	
	$ 9,698	
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)		$ 733
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 59,114
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% AGGREGATE INDEBTEDNESS)		$ 63,015
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 10,994
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.17

DIFFERENCES BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER DEALER'S CORRESPONDING UNAUDITED PART IIA OF FORM X-17A-5, FOCUS REPORT, ARE AS FOLLOWS:

EXCESS NET CAPITAL PER FOCUS REPORT	$ 60,361
LESS DIFFERENCES IN: CREDIT CARDS PAYABLE	(1,247)
AUDITED COMPUTATION OF EXCESS NET CAPITAL	$ 59,114

SEE INDEPENDENT AUDITORS' REPORT.

BENCHMARK INVESTMENTS, INC.
SCHEDULE II-EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2010

AN EXEMPTION FROM RULE 15c3-3 IS CLAIMED UNDER SECTION (k)(2)(ii). ALL CUSTOMER TRANSACTIONS ARE CLEARED THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS.

SEE INDEPENDENT AUDITORS' REPORT.

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

BOARD OF DIRECTORS AND SHAREHOLDER
BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

IN PLANNING AND PERFORMING OUR AUDIT OF THE FINANCIAL STATEMENTS OF BENCHMARK INVESTMENTS, INC. (THE COMPANY), AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2010 IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA, WE CONSIDERED THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING (INTERNAL CONTROL) AS A BASIS FOR DESIGNING OUR AUDITING PROCEDURES FOR THE PURPOSE OF EXPRESSING OUR OPINION ON THE FINANCIAL STATEMENTS, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL. ACCORDINGLY, WE DO NOT EXPRESS AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL.

ALSO, AS REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION (SEC), WE HAVE MADE A STUDY OF THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY INCLUDING CONSIDERATION OF CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES. THIS STUDY INCLUDED TESTS OF SUCH PRACTICES AND PROCEDURES THAT WE CONSIDERED RELEVANT TO THE OBJECTIVES STATED IN RULE 17a-5(g) IN MAKING THE PERIODIC COMPUTATIONS OF AGGREGATE INDEBTEDNESS (OR AGGREGATE DEBITS) AND NET CAPITAL UNDER RULE 17a-3(a)(11) AND FOR DETERMINING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15c3-3. BECAUSE THE COMPANY DOES NOT CARRY SECURITIES ACCOUNTS FOR CUSTOMERS OR PERFORM CUSTODIAL FUNCTIONS RELATING TO CUSTOMER SECURITIES, WE DID NOT REVIEW THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY IN ANY OF THE FOLLOWING:

1. MAKING QUARTERLY SECURITIES EXAMINATIONS, COUNTS, VERIFICATIONS, AND COMPARISONS AND RECORDATION OF DIFFERENCES REQUIRED BY RULE 17a-13

2. COMPLYING WITH THE REQUIREMENTS FOR PROMPT PAYMENT FOR SECURITIES UNDER SECTION 8 OF FEDERAL RESERVE REGULATION T OF THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

THE MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR ESTABLISHING AND MAINTAINING INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH. IN FULFILLING THIS RESPONSIBILITY, ESTIMATES AND JUDGMENTS BY MANAGEMENT ARE REQUIRED TO ASSESS THE EXPECTED BENEFITS AND RELATED COSTS OF CONTROLS AND OF THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH AND TO ASSESS WHETHER THOSE PRACTICES AND PROCEDURES CAN BE EXPECTED TO ACHIEVE THE SEC'S ABOVE-MENTIONED OBJECTIVES. TWO OF THE OBJECTIVES OF INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES ARE TO PROVIDE MANAGEMENT WITH REASONABLE BUT NOT ABSOLUTE ASSURANCE THAT ASSETS FOR WHICH THE COMPANY HAS RESPONSIBILITY ARE SAFEGUARDED AGAINST LOSS FROM UNAUTHORIZED USE OR DISPOSITION AND THAT TRANSACTIONS ARE EXECUTED IN ACCORDANCE WITH MANAGEMENT'S AUTHORIZATION AND RECORDED PROPERLY TO PERMIT THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. RULE 17a-5(g) LISTS ADDITIONAL OBJECTIVES OF THE PRACTICES AND PROCEDURES LISTED IN THE PRECEDING PARAGRAPH.

BECAUSE OF INHERENT LIMITATIONS IN INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO ABOVE, ERROR OR FRAUD MAY OCCUR AND NOT BE DETECTED. ALSO, PROJECTION OF ANY EVALUATION OF THEM TO FUTURE PERIODS IS SUBJECT TO THE RISK THAT THEY MAY BECOME INADEQUATE BECAUSE OF CHANGES IN CONDITIONS OR THAT THE EFFECTIVENESS OF THEIR DESIGN AND OPERATION MAY DETERIORATE.

A CONTROL DEFICIENCY EXISTS WHEN THE DESIGN OR OPERATION OF A CONTROL DOES NOT ALLOW MANAGEMENT OR EMPLOYEES, IN THE NORMAL COURSE OF PERFORMING THEIR ASSIGNED FUNCTIONS, TO PREVENT OR DETECT MISSTATEMENTS ON A TIMELY BASIS. A SIGNIFICANT DEFICIENCY IS A DEFICIENCY, OR A COMBINATION OF DEFICIENCIES, IN INTERNAL CONTROL THAT IS LESS SEVERE THAN A MATERIAL WEAKNESS, YET IMPORTANT ENOUGH TO MERIT ATTENTION BY THOSE CHARGED WITH GOVERNANCE.

A MATERIAL WEAKNESS IS A DEFICIENCY, OR COMBINATION OF DEFICIENCIES, IN INTERNAL CONTROL, SUCH THAT THERE IS A REASONABLE POSSIBILITY THAT A MATERIAL MISSTATEMENT OF THE COMPANY'S FINANCIAL STATEMENTS WILL NOT BE PREVENTED OR DETECTED AND CORRECTED ON A TIMELY BASIS.

OUR CONSIDERATION OF INTERNAL CONTROL WAS FOR THE LIMITED PURPOSE DESCRIBED IN THE FIRST AND SECOND PARAGRAPHS AND WOULD NOT NECESSARILY IDENTIFY ALL DEFICIENCIES IN INTERNAL CONTROL THAT MIGHT BE MATERIAL WEAKNESSES. HOWEVER, WE IDENTIFIED CERTAIN DEFICIENCIES IN INTERNAL CONTROL WE CONSIDER TO BE SIGNIFICANT DEFICIENCIES, AND COMMUNICATED THEM IN WRITING TO MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE ON NOVEMBER 18, 2010. WE DID NOT IDENTIFY ANY DEFICIENCIES IN INTERNAL CONTROL AND CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES THAT WE CONSIDER TO BE MATERIAL WEAKNESSES, AS DEFINED ABOVE.

WE UNDERSTAND THAT PRACTICES AND PROCEDURES THAT ACCOMPLISH THE OBJECTIVES REFERRED TO IN THE SECOND PARAGRAPH OF THIS REPORT ARE CONSIDERED BY THE SEC TO BE ADEQUATE FOR ITS PURPOSES IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS, AND THAT PRACTICES AND PROCEDURES THAT DO NOT ACCOMPLISH SUCH OBJECTIVES IN ALL MATERIAL RESPECTS INDICATE A MATERIAL INADEQUACY FOR SUCH PURPOSES. BASED ON THIS UNDERSTANDING AND ON OUR STUDY, WE BELIEVE THAT THE COMPANY'S PRACTICES AND PROCEDURES, AS DESCRIBED IN THE SECOND PARAGRAPH OF THIS REPORT, WERE ADEQUATE AT SEPTEMBER 30, 2010 TO MEET THE SEC'S OBJECTIVES.

THIS REPORT IS INTENDED SOLELY FOR THE INFORMATION AND USE OF THE BOARD OF DIRECTORS, MANAGEMENT, THE SEC, THE FINANCIAL INDUSTRY REGULATORY AUTHORITY, AND OTHER REGULATORY AGENCIES THAT RELY ON RULE 17a-5(g) UNDER THE SECURITIES EXCHANGE ACT OF 1934 IN THEIR REGULATION OF REGISTERED BROKERS AND DEALERS, AND IS NOT INTENDED TO BE AND SHOULD NOT BE USED BY ANYONE OTHER THAN THESE SPECIFIED PARTIES.

Robert G. Schichtl II, PA

CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
NOVEMBER 18, 2010

ROBERT G. SCHICHTL.II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

November 18, 2010

To: Ted Huneycutt
Benchmark Investments, Inc.
509 Main Street
Arkadelphia, AR 71923

We have audited the financial statements of Benchmark Investments, Inc. for the year ended September 30, 2010, and have issued our report thereon dated November 18, 2010. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated November 12, 2010. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Benchmark Investment, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year. We noted no transactions entered into by the company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no particularly sensitive estimates affecting the financial statements.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no particularly sensitive disclosures affecting the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule A summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. The attached schedule B summarizes corrected misstatements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representation

We have requested certain representations from management that are included in the management representation letter dated November 18, 2010.

Management Consultations with Other Independent Accountant

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

In planning and performing our audit of the financial statements of Benchmark Investments, Inc. as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the company's internal control to be significant deficiencies:

The company's accounting personnel is also the owner who has a good understanding of the company's operations and grasp of its challenges; however, he is not as competent in selecting and applying accounting principles that are in conformity with generally accepted accounting principles. Since all accounting functions are performed by the owner, the company's ability to adequately segregate the duties of authorizing transactions, recording transactions, and maintaining custody of assets is limited. Monitoring activities related to financial reporting do not adequately compensate for the owner's lack of accounting experience and the company's lack of segregation of duties which was evidenced by the following:

1) Checks are often cut in one month and dated in the month prior.
2) Broker error expenses and quote fees were miscoded to miscellaneous expense.
3) A customer payment was posted to income rather than applied to the related accounts receivable invoice.
4) Outstanding charges on the company's credit card for the month of September were not recorded as a liability.

5) An equities commission advance was miscoded to commodities brokerage fee income.
6) A correction to travel expense was miscoded to management fee expense.

We understand that due to the size of the company the hiring of additional personnel is not feasible at this time. Thus, we recommend the owner consider obtaining training in basic accounting principles and engage outside consultants to perform a detailed review of financial statement amounts at least quarterly.

This information is intended solely for the use of Ted Huneycutt and the management of Benchmark Investments, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Robert G. Schichtl II, PA

Schedule A

BENCHMARK INVESTMENTS, INC.
EVALUATION OF AUDIT DIFFERENCES - UNCORRECTED
9/30/2010

	EFFECT OF UNCORRECTED ADJUSTMENT		
	09/30/10 Before	Adjustment	09/30/10 After
CASH	5,459.00		5,459.00
ACCOUNTS RECEIVABLE	10,936.00		10,936.00
CLEARING DEPOSITS	68,111.00		68,111.00
FURNITURE & FIXTURES, NET	-		-
OTHER ASSETS	300.00		300.00
TOTAL ASSETS	84,806.00	-	84,806.00
ACCOUNTS PAYABLE	(606.00)		(606.00)
COMMISSIONS PAYABLE	(9,141.00)		(9,141.00)
CREDIT CARDS PAYABLE	(1,247.00)		(1,247.00)
TOTAL LIABILITIES	(10,994.00)	-	(10,994.00)
STOCKHOLDER'S EQUITY	(73,812.00)		(73,812.00)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	(84,806.00)	-	(84,806.00)
TOTAL REVENUE	285,780.00		285,780.00
TOTAL EXPENSES	304,358.00	(868.00)	303,490.00
NET LOSS	(18,578.00)	868.00	(17,710.00)

The potential adjustment would result in a decrease in beginning stockholder's equity of $868. The net effect on ending stockholder's equity would be zero as the adjustment would result in a decrease in current year expense of $868 which would decrease the current year net loss and offset the beginning equity adjustment. The adjustment was made to reconcile to prior audited financial statements and is effectively putting a prior year unlocated reduction in assets in the current year.

Prepared by_______

Reviewed by_______

BENCHMARK INVESTMENTS, INC.
Adjusting Journal Entries

Reference	Type	Date Account Number	Description	Debit	Credit	Net Income Effect
AJE01	Adjusting	09/30/10				
		104	Cash In Bank - Regions	9,531.22		
		315	Commissions Payable		9,141.22	
		314	Accounts Payable		390.00	
			TO RECLASS COMMISSION EXPENSE & TRAVEL EXP CHECKS DATED 09/30/10 BUT ACTUALLY CUT AFTER 09/30/10			0.00
AJE02	Adjusting	09/30/10				
		656	Broker Error Expense	2,903.52		
		633	Dues & Subscriptions	299.00		
		650	Miscellaneous		3,202.52	
			TO RECLASSIFY BROKER ERROR EXPENSE & ONLINE SUBSCRIPTIONS MISCODED TO MISC EXPENSE			0.00
AJE03	Adjusting	09/30/10				
		513	Quote Reimbursement	1,401.46		
		650	Miscellaneous		1,401.46	
			TO RECLASSIFY MESIROW QUOTE FEES MISCODED TO MISC EXP			0.00
AJE04	Adjusting	09/30/10				
		512	Mutual Fund Income	869.61		
		130	A/R Commissions Rec MF		869.61	
			TO RECLASSIFY DEPOSIT OF INVOICED MUTUAL FUND INCOME ON 07/31/10			(869.61)
AJE05	Adjusting	09/30/10				
		501	Commodity Brokerage Fees	1,000.00		
		502	Equities Commissions		1,000.00	
			TO RECLASSIFY MESIROW ADVANCE MISPOTED TO COMMODITY BROKER FEES S/B EQUITIES COMM INC			0.00

Prepared by_______

Reviewed by_______

BENCHMARK INVESTMENTS, INC.
Adjusting Journal Entries

Reference	Type	Date Account Number	Description	Debit	Credit	Net Income Effect
AJE06	Adjusting	09/30/10				
		602	Management Fees	1,047.53		
		628.8	Travel - Other		1,047.53	
						0.00
			TO RECLASS CORRECTION OF CODING OF AMEX CHARGES FOR SEPTEMBER			
AJE07	Adjusting	09/30/10				
		628.8	Travel - Other	1,006.42		
		635.1	Office Supplies	132.00		
		625.2	Utilities - Internet	35.97		
		637	Postage & Shipping	5.39		
		632.1	Licensing	45.00		
		625	Utilities	22.12		
		316	Credit Cards Payable		1,246.90	
						(1,246.90)
			TO RECORD SEPT CHARGES ON AMEX			
		TOTAL		18,299.24	18,299.24	(2,116.51)